SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
December 4, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES

This Report on Form 6-K dated December 3, 2008, contains a press release of Infineon Technologies AG, announcing the Company’s results for the fourth quarter and the 2008 fiscal year.

N e w s  R e l e a s e / P r e s s e i n f o r m a t i o n
KEY FIGURES FOR THE FOURTH QUARTER OF THE 2008 FISCAL YEAR*
•	For the fourth quarter of the 2008 fiscal year, Infineon reported revenues of Euro 1,153 million.
•	Infineon’s EBIT was negative Euro 220 million in the quarter, compared to positive Euro 71 million in the prior quarter. Infineon’s fourth quarter EBIT included net charges of Euro 253 million, of which Euro 166 million arose in connection with the company‘s “IFX10+” cost-reduction program. Third quarter EBIT included a net gain of Euro 41 million, mainly in connection with the sale of the company’s Hard Disk Drive business.
•	Infineon’s total Segment Profit** was Euro 59 million under International Financial Reporting Standards (IFRS)** in the fourth quarter.
•	For the fourth quarter, net loss from continuing operations was Euro 244 million, or Euro 0.33 per share (basic and diluted).
•	The loss from discontinued operations, net of tax, was Euro 519 million for the fourth quarter. Basic and diluted loss per share from discontinued operations was Euro 0.69.
•	For the fourth quarter, Infineon reported group net loss of Euro 763 million, and basic and diluted loss per share of Euro 1.02.

	3 months	year-on-	3 months		3 months
	ended	year	ended	sequential	ended
in Euro million	Sep 30, 07	+/- in %	Jun 30, 08	+/- in %	Sep 30, 08
Revenue	1,127	2%	1,029	12%	1,153
Organic growth on constant currency (in %)	—	4%	—	10%	—
Infineon EBIT	60	– – –	71	– – –	(220)
Income (loss) from continuing operations	28	– – –	45	– – –	(244)
Loss from discontinued operations, net of tax	(308)	(68)%	(637)	19%	(519)
Net loss	(280)	– – –	(592)	(29%)	(763)
Basic and diluted earnings (loss) per share from continuing operations (in Euro)	0.04	– – –	0.06	– – –	(0.33)
Basic and diluted loss per share from discontinued operations (in Euro)	(0.41)	(68)%	(0.85)	19%	(0.69)
Basic and diluted loss per share (in Euro)	(0.37)	– – –	(0.79)	(29%)	(1.02)
Infineon EBIT included net charges of Euro 253 million in the fourth quarter, of which Euro 166 million arose in connection with the company‘s IFX10+ cost-reduction program, and a net gain of Euro 41 million in the third quarter, mainly in connection with the sale of the Hard Disk Drive business to LSI Corporation (LSI).
OUTLOOK FOR THE FIRST QUARTER AND THE 2009 FISCAL YEAR**
•	Infineon expects revenues for the first quarter to decrease by approximately 30 percent compared to the prior quarter. Infineon’s total Segment Profit is anticipated to be negative in the first quarter, with a total Segment Profit margin of a negative mid-to-high teens percentage, mainly due to the sharp revenue decrease and low capacity utilization.
•	Infineon revenues for the 2009 fiscal year are expected to decrease by at least 15 percent compared to the 2008 fiscal year. Infineon’s total Segment Profit is anticipated to decrease significantly. The company expects total Segment Profit for the 2009 fiscal year to be negative.

*	All amounts are in accordance with U.S. GAAP, unless otherwise indicated.

**	Please refer to page 3 of this news release for a discussion of the implementation of International Financial Reporting Standards (IFRS), the company’s new organizational structure, and the company’s use of the financial measure Segment Profit.

N e w s   R e l e a s e / P r e s s e i n f o r m a t i o n
Infineon reports results for the fourth quarter and the 2008 fiscal year
Neubiberg, Germany – December 3, 2008 – Infineon Technologies AG (FSE/NYSE:IFX) today reported results for the fourth quarter, ended September 30, and for the full 2008 fiscal year. Infineon presents its results for the 2008 fiscal year and prior periods in accordance with U.S. GAAP, and will begin reporting its financial results in accordance with International Financial Reporting Standards for periods beginning October 1, 2008.
Results for the fourth quarter
Infineon’s revenues in the fourth quarter of the 2008 fiscal year were Euro 1,153 million, up 12 percent sequentially and two percent year-over-year. The sequential increase reflects an increase of revenues in both the Communication Solutions and Automotive, Industrial & Multimarket segments. Excluding effects of currency fluctuations, primarily between the U.S. dollar and the Euro, and acquisitions and divestitures, revenues increased ten percent sequentially and four percent year-over-year.
Infineon EBIT was negative Euro 220 million in the fourth quarter, down from positive Euro 71 million in the prior quarter. Infineon EBIT in the fourth quarter included net charges of Euro 253 million, mainly in connection with the company‘s IFX10+ cost-reduction program. Infineon EBIT in the fourth quarter also included Euro 6 million for the amortization of acquisition-related intangible assets related mainly to the business acquired from LSI Corporation (LSI). Infineon EBIT in the prior quarter included a net gain of Euro 41 million, mainly in connection with the sale of the Hard Disk Drive (HDD) business to LSI, and Euro 7 million in amortization of such acquired intangible assets. For additional detail on net gains and charges included in Infineon EBIT, please see the table on page 13 of this release.
Infineon’s total Segment Profit was Euro 59 million under IFRS in the fourth quarter. For further details and a reconciliation of Segment Profit to “operating income (loss)” in the condensed consolidated statements of operations, please see the table on page 17 of this release.
Net loss from continuing operations for the fourth quarter was Euro 244 million, resulting in basic and diluted loss per share from continuing operations of Euro 0.33. For the third quarter, net income from continuing operations was Euro 45 million, and basic and diluted earnings per share from continuing operations were Euro 0.06.
The net loss from discontinued operations was Euro 519 million for the fourth quarter. Basic and diluted loss per share from discontinued operations was Euro 0.69.
For the fourth quarter, Infineon reported group net loss of Euro 763 million, and basic and diluted loss per share of Euro 1.02.
Results for the 2008 fiscal year
Infineon’s revenues in the full 2008 fiscal year were Euro 4,321 million compared to Euro 4,074 million in the prior year. Infineon EBIT was negative Euro 48 million in the 2008 fiscal year, compared to positive Euro 37 million in the 2007 fiscal year. Infineon EBIT in the 2008 fiscal year included net charges of Euro 209 million compared to net charges of Euro 42 million in the prior year. Infineon EBIT in the 2008 fiscal year also included Euro 41 million, mostly for the amortization of acquisition-related intangible assets related mainly to the business acquired from LSI.
Net loss from continuing operations for the full 2008 fiscal year was Euro 135 million, resulting in basic and diluted loss per share from continuing operations of Euro 0.18. For the 2007 fiscal year, net loss from continuing operations was Euro 37 million, and basic and diluted loss per share from continuing operations was Euro 0.05.
The net loss from discontinued operations, net of tax, was Euro 2,987 million for the 2008 fiscal year. This loss included Infineon’s share in Qimonda’s net loss, as well as Euro 1,303 million from the write-down of Qimonda to its net realizable value less costs to sell. Basic and diluted loss per share from discontinued operations was Euro 3.98.
For the 2008 fiscal year, Infineon reported group net loss of Euro 3,122 million, and basic and diluted loss per share of Euro 4.16, compared to group net loss of Euro 368 million for the 2007 fiscal year, and basic and diluted loss per share of Euro 0.49.
From March 31, 2008, the financial reports of Infineon focus on the continuing operations of the company. As a result of management’s commitment to a plan of disposal of the company’s interest in Qimonda, the assets and liabilities of Qimonda have been reclassified as held for disposal in the condensed consolidated balance sheets, and the individual line items in the condensed consolidated statements of operations reflect the results of Infineon’s segments excluding Qimonda. The results of operations of Qimonda are reported in one line item titled “Income (loss) from discontinued operations, net of tax”. In addition, earnings per share as well as the statements of cash flows differentiate between “continuing” and “discontinued” operations.
Infineon’s outlook for the first quarter of the 2009 fiscal year
Infineon introduced International Financial Reporting Standards (IFRS) as accounting standards for Infineon effective October 1, 2008. While the company is reporting fourth quarter results under United States Generally Accepted Accounting Standards (U.S. GAAP), the guidance for the first quarter of the 2009 fiscal year and the overall 2009 fiscal year included in this news release is in accordance with IFRS. With the publication of the results for the first quarter of the 2009 fiscal year onwards, Infineon will apply IFRS only. For ease of comparison, 2009 forecasts under IFRS presented in this release are compared to 2008 fiscal year results as reported under IFRS, rather than U.S. GAAP.
In line with the company’s goal of increased efficiency, Infineon has re-organized the company along its target markets effective October 1, 2008. As a result, Infineon now operates through five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications.
From October 1, 2008, Infineon’s Management Board uses Segment Profit to assess the operating performance of the company’s reportable segments and as a basis for allocating resources among the segments. For further details and a reconciliation of Segment Profit to “operating income (loss)” in the condensed consolidated statements of operations, please see the table on page 17 of this release.
The global financial crisis and general slow-down in the world economy are having a severe impact on demand in all of Infineon’s target markets, leading to a decrease in revenues in its five operating segments in the first quarter of the 2009 fiscal year. The company expects revenues from its continuing operations in the first quarter of the 2009 fiscal year to decrease by approximately 30 percent compared to the prior quarter, mainly driven by revenue decreases in the Automotive, Wireless Solutions, and Industrial & Multimarket segments. Revenues in the Automotive and Industrial & Multimarket segments are expected to decrease compared to the fourth quarter of the 2008 fiscal year, reflecting a worsening global recession, significant production cuts in the automotive markets worldwide, inventory reductions throughout the supply chain, and a general global weakening in demand. Revenues in the Wireless Solutions segment are anticipated to be strongly negatively impacted by the weakening of global demand and, in addition, by a reduction in demand at one specific customer.

Infineon anticipates that total Segment Profit under IFRS in the first quarter of the 2009 fiscal year will decrease significantly compared to the total Segment Profit of Euro 59 million under IFRS in the fourth quarter of the 2008 fiscal year, mainly due to the sharp revenue decrease, low capacity utilization and a final quarter of temporarily higher costs, as shipments of DRAM wafers out of Infineon’s 200-millimeter wafer facility in Dresden, Germany, to Qimonda have come to an end in the third quarter. Total Segment Profit margin is expected to be a negative mid-to-high teens percentage.
Infineon’s outlook for the 2009 fiscal year
For the 2009 fiscal year, visibility is very limited. Infineon believes that a significant decline in global semiconductor revenues from 2008 levels cannot be ruled out. Based on the current forecast, the company expects total revenues for Infineon in the 2009 fiscal year to decrease by at least 15 percent compared to the 2008 fiscal year. The year-over-year decrease is expected to be driven in particular by the Automotive segment. In addition, significant revenue decreases are also anticipated in the Industrial & Multimarket, Chip Card & Security, and Wireline Communications segments due to the general global weakening in demand. The year-over year decrease is expected to be least severe in the Wireless Solutions segment, mainly due to ongoing gains in market share. In the Industrial & Multimarket segment, revenues are anticipated to be impacted by the disposal of the HDD business in the 2008 fiscal year.
The sharp decreases in revenue in combination with idle capacity costs caused by low capacity utilization are expected to lead to a significant decrease in Infineon’s total Segment Profit in the 2009 fiscal year compared to total Segment Profit of Euro 258 million for the 2008 fiscal year. The company expects total Segment Profit for the 2009 fiscal year to be negative.
ALTIS
In August 2007, Infineon and International Business Machines Corporation signed an agreement to divest their respective shares in the joint venture ALTIS, a manufacturing facility in Essonnes, France, via a sale to Advanced Electronic Systems AG (AES). As of September 30, 2008, negotiations with AES have not progressed as previously anticipated and could not be completed. Despite the fact that negotiations are ongoing with an additional party, the outcome of these negotiations is uncertain. As a result, Infineon reclassified related assets and liabilities previously classified as held-for-sale into held-and-used in the consolidated balance sheet as of September 30, 2008, resulting in net charges of Euro 59 million.
Qimonda
In order to address the ongoing adverse market conditions in the memory products industry and to better enable it to meet its current obligations in the short term, Qimonda has intensively explored operational and strategic alternatives to raise and conserve cash. In furtherance of these goals, in October 2008 Qimonda announced a global restructuring and cost-reduction program that is intended to reposition Qimonda in the market and substantially increase its efficiencies through a wide-ranging realignment of its business. As a part of this program, in the first quarter of the 2009 fiscal year Qimonda sold its 35.6 percent interest in Inotera Memories Inc. to Micron Technology, Inc. for U.S. dollar 400 million in cash. This transaction closed in November 2008. Qimonda has announced that it intends to use the proceeds from this sale to fund its operations in the short-term.
The net book value of the Qimonda disposal group in Infineon’s condensed consolidated balance sheet as of September 30, 2008 has been recorded at the estimated fair value less costs to sell of Qimonda. Under IFRS, upon disposal of its interest in Qimonda, the company would also realize losses related to unrecognized currency translation effects for the Qimonda disposal group which are recorded in equity. As of September 30, 2008, the amount of such losses recorded in shareholders’ equity under IFRS totalled Euro 187 million.
Infineon continues to seek to dispose of its remaining interest in Qimonda. There can be no assurance that Infineon will be successful in this regard, or that Qimonda’s ongoing operational and strategic efforts will be successful in generating adequate cash or result in desired operational efficiencies and cash savings. In the event that Qimonda were to be unable to meet its obligation, Infineon may be exposed to certain significant liabilities related to the Qimonda business, including pending antitrust and securities law claims, the potential repayment of governmental subsidies received, and employee-related contingencies.
With the Qimonda shares trading at current price levels, Infineon believes that the distribution of Qimonda shares by way of a dividend in kind to Infineon shareholders is no longer practicable while, at the same time, bearing administrative costs disproportionate to the value of the shares. The company therefore is no longer considering a dividend in kind and continues to focus its efforts on a transaction with a partner. There can be no assurance that Infineon’s plan to further reduce its interest in Qimonda will be successful or that Infineon will arrive at a minority shareholding in Qimonda by about the time of the 2009 Annual General Meeting.
Infineon’s IFX10+ cost-reduction program
To address rising risks in the market environment and adverse currency trends, Infineon implemented its IFX10+ cost-reduction program in the third quarter of the 2008 fiscal year. In the fourth quarter, the company made good progress in the areas defined under IFX10+. Over the course of the fourth quarter, Infineon sold its Bulk Acoustic Wave (“BAW”) filters business to Avago and realized significant reductions in cost of materials as well as improved processes in the manufacturing arena. In addition, the company has reached agreements regarding or has already effected the separation with respect to approximately three-quarters of the announced workforce reduction by the end of October 2008. Under U.S. GAAP, a total of Euro 166 million in expenses related to IFX10+ was incurred in the fourth quarter of the 2008 fiscal year. In response to the dramatic weakening of the global market since August 2008, the company has identified very substantial additional savings, primarily in operating expenses, beyond the originally announced annualized savings of at least Euro 200 million by the end of the 2009 fiscal year. These additional savings, however, are likely to be more than completely offset by the simultaneous decline in Infineon’s revenue expectations versus original plans. The increase in idle cost caused by the drop in capacity utilization of Infineon’s manufacturing sites also contributes negatively. Infineon cannot rule out the possibility of incurring additional expenses or recording additional charges in the future in connection with IFX10+ or similar measures.
“Our achievements in the fourth quarter were satisfactory in light of the extraordinary developments in the world economy and in our markets. We are, however, concerned about the prospects for the quarters to come. The financial crisis and economic slow-down have already impacted the worldwide semiconductor market, which is reflected in significantly weakened demand in all of our target markets”, said Peter Bauer, CEO of Infineon Technologies AG. “With our IFX10+ program in place, we had begun to optimize our business operations before the economic slow-down started. During the downturn, we will focus on maintaining our excellent customer relationships and product portfolio and on managing our cash flows smartly. This will help to position us for improved competitiveness and rising profitability when economic growth resumes.”
Segments’ fourth quarter performance
Automotive, Industrial & Multimarket (AIM)

Bars: Revenues in millions of Euro; Line: Reported EBIT margin in percent with segment EBIT in millions of Euro.

In the fourth quarter of the 2008 fiscal year, the Automotive, Industrial & Multimarket segment reported revenues of Euro 767 million, up eight percent sequentially and down six percent year-over-year. The sequential increase was mainly due to the seasonal pattern in the company’s industrial business. Excluding the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, and acquisitions and divestitures, segment revenues increased five percent sequentially and decreased one percent year-over-year. Segment EBIT was Euro 47 million compared to Euro 106 million in the third quarter. Included in the segment’s EBIT for the fourth quarter were net charges of Euro 25 million, primarily from impairments of assets. Segment EBIT in the prior quarter included a net gain of Euro 43 million, primarily resulting from the sale of the HDD business to LSI.
Results in the Automotive business were stable compared to the prior quarter, as solid demand in the Asian automotive market offset further declines at U.S. car manufacturers and the start of a weakening of the car business in Europe. In the Industrial & Multimarket business, results increased strongly compared to the prior quarter, mainly due to seasonally strong demand for both low- and high-voltage MOSFETs in consumer, computing, and telecom products. Demand for high-power products remained strong. Revenues in the Security & ASICs business increased strongly compared to the third quarter, due to seasonality in the ASIC business and stable demand for Chip Card applications.

Communication Solutions (COM)

Bars: Revenues in millions of Euro; Line: Reported EBIT margin in percent with segment EBIT in millions of Euro.
In the fourth quarter of the 2008 fiscal year, revenues in the Communication Solutions segment were Euro 389 million, up 24 percent compared to the prior quarter and up 22 percent year-over-year. The stronger than expected sequential revenue increase was due to seasonal strength and better than anticipated demand from an HSDPA customer. Excluding the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, and the contributions from the mobile phone business acquired from LSI and the DSL CPE activities acquired from Texas Instruments, segment revenues increased 25 percent sequentially and 15 percent year-over-year. Segment EBIT for the fourth quarter improved to negative Euro 3 million, up from negative Euro 30 million in the prior quarter. Included in the fourth quarter segment EBIT was a net gain of Euro 5 million, mainly in connection with the sale of the BAW filter business to Avago in August 2008. Third quarter segment EBIT did not include any significant net gains or charges. Included in the segment EBIT for the fourth quarter was amortization of acquired intangible assets of Euro 5 million relating mainly to the mobile phone business acquired from LSI, compared to Euro 7 million for the third quarter.
Revenues in the wireless business increased significantly compared to the third quarter, mainly due to continued ramp-ups of the HSDPA mobile phone platform. Results in the broadband business decreased slightly, driven by the weakening market environment.
Other Operating Segments / Corporate and Eliminations

	3 months ended
Revenue in Euro million	Sep 30, 07	Dec 31, 07	Mar 31, 08	Jun 30, 08	Sep 30, 08
Other Operating Segments	45	38	39	15	8
Corporate and Eliminations	(50)	(47)	(33)	(11)	(11)

	3 months ended
Infineon EBIT in Euro million	Sep 30, 07	Dec 31, 07	Mar 31, 08	Jun 30, 08	Sep 30, 08
Other Operating Segments	(2)	(4)	—	1	—
Corporate and Eliminations	(26)	(13)	(4)	(6)	(264)
EBIT in Other Operating Segments and Corporate and Eliminations in the fourth quarter included net charges of Euro 233 million, including Euro 166 million in connection with the company’s IFX10+ cost-reduction program and Euro 59 million in connection with the reclassification of ALTIS. In the third quarter, EBIT in these segments did not include any significant net gains or charges.
Qimonda
In preparation for the ultimate disposal of Qimonda AG, Infineon has reclassified the assets and liabilities of Qimonda as held for disposal in its condensed consolidated balance sheets effective as of March 31, 2008. With this decision, the individual line items in the condensed consolidated statements of operations on page 11 of this release reflect Infineon’s continuing operations without Qimonda. All results relating to Qimonda are reported in the line item “Income (loss) from discontinued operations, net of tax”.
For the fourth quarter, the net loss from discontinued operations was Euro 519 million. Basic and diluted loss per share from discontinued operations was Euro 0.69 for the fourth quarter. Infineon’s beneficial ownership interest in Qimonda as of September 30, 2008 was 77.5 percent.
Major business highlights of Infineon’s segments in the fourth quarter of the 2008 fiscal year can be found in this document after the financial tables.
All figures are preliminary and unaudited.

Analyst telephone and press conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on December 3, 2008, at 10:00 a.m. Central European Time (CET), 4:00 a.m. Eastern Standard Time (U.S. EST), to discuss operating performance during the fourth quarter of the 2008 fiscal year. In addition, the Infineon Management Board will host a press conference with the media at 11:30 a.m. (CET), 5:30 a.m. (U.S. EST). It can be followed in German and English over the Internet. Both conferences will be available live and for download on the Infineon web site at http://corporate.infineon.com.
IFX financial and trade fair calendar (*preliminary date)

• Feb 6, 2009*	Earnings Release for the First Quarter of the 2009 Fiscal Year
• Feb 12, 2009*	2009 Annual General Meeting of Shareholders
• Feb 17, 2009*	Analyst Presentation at the Mobile World Congress in Barcelona
• Apr 30, 2009*	Earnings Release for the Second Quarter of the 2009 Fiscal Year
• Jul 29, 2009*	Earnings Release for the Third Quarter of the 2009 Fiscal Year
• Nov 19, 2009*	Earnings Release for the Fourth Quarter and Full 2009 Fiscal Year
New in the IFX pod cast section at www.infineon.com/podcast

•	Environmental Protection at Infineon
•	Safe batteries thanks to intelligent encryption
•	Increased safety by active Seatbelts

FINANCIAL INFORMATION
According to U.S. GAAP – Preliminary and Unaudited
Condensed Consolidated Statements of Operations
(According to U.S. GAAP – Preliminary and Unaudited)

	3 months ended			For the years ended
in Euro million	Sep 30, 07	Jun 30, 08	Sep 30, 08	Sep 30, 07	Sep 30, 08
Revenue	1,127	1,029	1,153	4,074	4,321
Cost of goods sold	(721)	(666)	(775)	(2,702)	(2,823)

Gross profit	406	363	378	1,372	1,498

Research and development expenses	(191)	(181)	(187)	(768)	(755)
Selling, general and administrative expenses	(135)	(145)	(151)	(500)	(569)
Restructuring charges	(3)	(2)	(170)	(45)	(181)
Other operating income (expense), net	(2)	43	(118)	20	(43)

Operating income (loss)	75	78	(248)	79	(50)

Interest income (expense), net	(7)	(12)	2	(40)	(26)
Equity in earnings of associated companies	—	1	1	—	4
Other non-operating income (expense), net	(7)	(1)	(11)	7	(16)
Minority interests	(8)	(7)	38	(14)	14

Income (loss) before income taxes, discontinued operations, and extraordinary loss	53	59	(218)	32	(74)

Income tax expense	(25)	(14)	(26)	(69)	(61)
Income (loss) from continuing operations	28	45	(244)	(37)	(135)

Loss from discontinued operations, net of tax	(308)	(637)	(519)	(296)	(2,987)
Loss before extraordinary loss	(280)	(592)	(763)	(333)	(3,122)

Extraordinary loss, net of tax	—	—	—	(35)	—

Net loss	(280)	(592)	(763)	(368)	(3,122)

Basic and diluted earnings (loss) per share (in Euro)*:

Shares in million
Weighted average shares outstanding — basic and diluted	749	750	750	749	750
Basic and diluted earnings (loss) per share from continuing operations (in Euro)	0.04	0.06	(0.33)	(0.05)	(0.18)
Basic and diluted loss per share from discontinued operations, net of tax (in Euro)	(0.41)	(0.85)	(0.69)	(0.40)	(3.98)
Basic and diluted loss per share from extraordinary loss, net of tax (in Euro)	—	—	—	(0.04)	—
Basic and diluted loss per share (in Euro)	(0.37)	(0.79)	(1.02)	(0.49)	(4.16)

*	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.
Infineon EBIT
(According to U.S. GAAP – Preliminary and Unaudited)
Infineon EBIT is defined as earnings (loss) before income (loss) from discontinued operations, net of tax, and before interest and taxes. The Company’s management uses Infineon EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports Infineon EBIT because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing.
Infineon EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	3 months ended			For the years ended
in Euro million	Sep 30, 07	Jun 30, 08	Sep 30, 08	Sep 30, 07	Sep 30, 08
Net loss	(280)	(592)	(763)	(368)	(3,122)
- Loss from discontinued operations, net of tax	308	637	519	296	2,987
- Income tax expense	25	14	26	69	61
- Interest expense (income), net	7	12	(2)	40	26

Infineon EBIT	60	71	(220)	37	(48)

Segment Results
(According to U.S. GAAP – Preliminary and Unaudited)

	3 months ended			For the years ended
Revenue in Euro million	Sep 30, 07	Sep 30, 08	+/- in %	Sep 30, 07	Sep 30, 08	+/- in %
Automotive, Industrial & Multimarket	814	767	(6)	3,017	2,963	(2)
Communication Solutions(1)	318	389	22	1,051	1,360	29
Other Operating Segments(2)	45	8	(82)	219	100	(54)
Corporate and Eliminations(3)	(50)	(11)	78	(213)	(102)	52

Total	1,127	1,153	2	4,074	4,321	6

	3 months ended			For the years ended
Infineon EBIT in Euro million	Sep 30, 07	Sep 30, 08	+/- in %	Sep 30, 07	Sep 30, 08	+/- in %
Automotive, Industrial & Multimarket	102	47	(54)	291	315	8
Communication Solutions	(14)	(3)	79	(165)	(73)	56
Other Operating Segments	(2)	—	+++	(12)	(3)	75
Corporate and Eliminations	(26)	(264)	– – –	(77)	(287)	– – –

Total	60	(220)	– – –	37	(48)	– – –

(1)	Includes sales of €10 million and €1 million for the three months ended September 30, 2007 and 2008, respectively, and of €30 million and €10 million for fiscal years ended September 30, 2007 and 2008, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes sales of €43 million and €1 million for the three months ended September 30, 2007 and 2008, respectively, and of €189 million and €79 million for fiscal years ended September 30, 2007 and 2008, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of sales of €53 million and €2 million for the three months ended September 30, 2007 and 2008, respectively, and of €219 million and €89 million for fiscal years ended September 30, 2007 and 2008, respectively, since these sales are not expected to be part of the Qimonda disposal plan.

	3 months ended
Revenue in Euro million	Jun 30, 08	Sep 30, 08	+/- in %
Automotive, Industrial & Multimarket	712	767	8
Communication Solutions(1)	313	389	24
Other Operating Segments(2)	15	8	(47)
Corporate and Eliminations(3)	(11)	(11)	—

Total	1,029	1,153	12

	3 months ended
Infineon EBIT in Euro million	Jun 30, 08	Sep 30, 08	+/- in %
Automotive, Industrial & Multimarket	106	47	(56)
Communication Solutions	(30)	(3)	90
Other Operating Segments	1	—	– – –
Corporate and Eliminations	(6)	(264)	– – –

Total	71	(220)	– – –

(1)	Includes sales of €1 million and €1 million for the three months ended June 30, 2008 and September 30, 2008, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes sales of €8 million for the three months ended June 30, 2008 from sales of wafers from Infineon’s 200-millimeter-facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of sales of €9 million and €2 million for the three months ended June 30, 2008 and September 30, 2008, respectively, since these sales are not expected to be part of the Qimonda disposal plan.

Infineon Net Gains and Charges
(According to U.S. GAAP – Preliminary and Unaudited)
Net gains and charges for Infineon generally include asset impairments, restructuring and other related closure costs, in-process research and development write-offs, certain litigation settlement costs, and gains (losses) on sales of assets, businesses, or interests in subsidiaries, as well as other expense or income positions.

	3 months ended			For the years ended
in Euro million	Sep 30, 07	Jun 30, 08	Sep 30, 08	Sep 30, 07	Sep 30, 08
Impairments, restructuring and other related closure costs	(7)	(2)	(262)	(46)	(275)
In-process research and development write-offs	—	—	—	—	(14)
Litigation settlement cost	—	—	(2)	—	(2)
Net gains on sales of assets, businesses or interests in subsidiaries	4	43	11	24	82
Other	(7)	—	—	(20)	—

Net gains (charges)	(10)	41	(253)	(42)	(209)

Infineon Regional Sales Development

	For the years ended
Regional sales in %	30.9.2007	30.9.2008
Germany	22%	21%
Other Europe	22%	19%
North America	14%	12%
Asia/Pacific	36%	42%
Japan	5%	4%
Other	1%	2%

Total	100%	100%

Europe	44%	40%

Outside Europe	56%	60%

Employees	Sep 30, 07	June 30, 08	Sep 30, 08
Infineon (1)	29,598	29,356	29,119
Qimonda (2)	13,481	12,806	12,224

Total	43,079	42,162	41,343

(1)	As of September 30, 2007, June 30, 2008 and September 30, 2008, 5,833, 6,311 and 6,273 Infineon employees, respectively, were engaged in research and development. During the 2008 fiscal year, 570 employees joined Infineon from the businesses acquired from LSI and Primarion, whereas 415 employees left the company in connection with the formation of the Bipolar joint venture with Siemens and the disposal of the BAW filter business. During the fourth quarter of the 2008 fiscal year, no employees joined Infineon in connection with mergers or acquisitions whereas 14 employees left the company due to the disposal of the BAW filter business.

(2)	As of September 30, 2007, June 30, 2008 and September 30, 2008, 2,506, 2,437 and 2,091 Qimonda employees, respectively, were engaged in research and development.

Condensed Consolidated Balance Sheets

(According to U.S. GAAP – Preliminary and Unaudited)

in Euro million	Sep 30, 07	Sep 30, 08
Assets
Current assets:
Cash and cash equivalents	1,073	749
Marketable securities	210	143
Trade accounts receivable, net	620	589
Inventories	598	663
Deferred income taxes	34	26
Other current assets	303	379
Assets held for disposal	5,653	2,224

Total current assets	8,491	4,773

Property, plant and equipment, net	1,462	1,311
Intangible assets, net	89	362
Long-term investments	24	33
Restricted cash	77	77
Deferred income taxes	446	402
Pension assets	4	16
Other assets	160	109

Total assets	10,753	7,083

in Euro million	Sep 30, 07	Sep 30, 08
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities	260	207
Trade accounts payable	596	488
Accrued liabilities	379	410
Deferred income taxes	10	12
Other current liabilities	326	435
Liabilities held for disposal	1,897	2,091

Total current liabilities	3,468	3,643

Long-term debt	1,149	1,051
Pension liabilities	36	41
Deferred income taxes	23	3
Long-term accrued liabilities	22	24
Other liabilities	108	100

Total liabilities	4,806	4,862

Minority interests	1,033	457

Total shareholders’ equity	4,914	1,764

Total liabilities and shareholders’ equity	10,753	7,083

Condensed Consolidated Statements of Cash Flows
(According to U.S. GAAP – Preliminary and Unaudited)

	3 months ended			For the years ended
in Euro million	Sep 30, 07	Jun 30, 08	Sep 30, 08	Sep 30, 07	Sep 30, 08
Net cash provided by operating activities from continuing operations	293	146	265	227	535
Net cash provided by (used in) operating activities from discontinued operations	211	(154)	(237)	980	(659)

Net cash provided by (used in) operating activities	504	(8)	28	1,207	(124)

Net cash provided by (used in) investing activities from continuing operations	7	146	102	(20)	(620)
Net cash provided by (used in) investing activities from discontinued operations	(123)	82	45	(847)	4

Net cash provided by (used in) investing activities	(116)	228	147	(867)	(616)

Net cash provided by (used in) financing activities from continuing operations	106	(114)	(19)	(214)	(230)
Net cash provided by (used in) financing activities from discontinued operations	36	47	96	(307)	337

Net cash provided by (used in) financing activities	142	(67)	77	(521)	107

Net increase (decrease) in cash and cash equivalents	530	153	252	(181)	(633)

Effect of foreign exchange rate changes on cash and cash equivalents	(18)	(3)	12	(40)	(5)

Depreciation and amortization from continuing operations	145	134	132	609	542
Purchases of property, plant and equipment from continuing operations	(167)	(58)	(85)	(498)	(312)
Gross and Net Cash Position*
Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the U.S. GAAP amounts presented:

*	Includes only amounts from continuing operations.

in Euro million	Sep 30, 07	Jun 30, 08	Sep 30, 08
Cash and cash equivalents	1,073	408	749
Marketable securities	210	452	143

Gross Cash Position	1,283	860	892

Less: short-term debt and current maturities	260	193	207
long-term debt	1,149	1,074	1,051

Net Cash Position	(126)	(407)	(366)

Free Cash Flow*
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the condensed consolidated cash flow statements, without adjustment to the U.S. GAAP amounts presented:

*	Includes only amounts from continuing operations.

	3 months ended			For the years ended
in Euro million	Sep 30, 07	Jun 30, 08	Sep 30, 08	Sep 30, 07	Sep 30, 08
Net cash provided by operating activities from continuing operations	293	146	265	227	535
Net cash provided by (used in) investing activities from continuing operations	7	146	102	(20)	(620)
Thereof: Sales of marketable securities, net	(1)	(171)	(273)	(266)	(27)

Free cash flow	299	121	94	(59)	(112)

FINANCIAL INFORMATION
According to IFRS — Preliminary and Unaudited
The following information under IFRS focuses only on areas that reflect differences between the IFRS information below and U.S. GAAP information presented elsewhere in this press release.
Condensed Consolidated Statements of Operations
(According to IFRS — Preliminary and Unaudited)

	3 months ended	For the years ended
in Euro million	Sep 30, 08	Sep 30, 07	Sep 30, 08
Revenue	1,153	4,074	4,321
Cost of goods sold	(780)	(2,716)	(2,843)

Gross profit	373	1,358	1,478

Research and development expenses	(174)	(743)	(694)
Selling, general and administrative expenses	(150)	(504)	(565)
Other operating income	17	38	120
Other operating expense	(315)	(57)	(366)

Operating income (loss)	(249)	92	(27)

Financial income	21	107	58
thereof: interest income	21	47	56
Financial expense	(57)	(243)	(182)
thereof: interest expense	(45)	(148)	(151)
Income from investments accounted for using the equity method, net	1	—	4

Loss from continuing operations before income taxes	(284)	(44)	(147)

Income tax benefit (expense)	(13)	1	(41)

Loss from continuing operations	(297)	(43)	(188)

Loss from discontinued operations, net of income taxes	(587)	(327)	(3,559)

Net loss	(884)	(370)	(3,747)

Attributable to:
Minority interests	(173)	(23)	(812)
Shareholders of Infineon Technologies AG	(711)	(347)	(2,935)

Basic and diluted earnings (loss) per share (in Euro)*:

Shares in million
Weighted average shares outstanding — basic and diluted	750	749	750
Basic and diluted loss per share from continuing operations (in Euro)	(0.45)	(0.08)	(0.33)
Basic and diluted loss per share from discontinued operations (in Euro)	(0.50)	(0.38)	(3.58)
Basic and diluted loss per share	(0.95)	(0.46)	(3.91)

*	Quarterly loss per share may not add up to year-to-date earnings (loss) per share due to rounding.

Infineon EBIT
(According to IFRS — Preliminary and Unaudited)
Infineon EBIT is defined as earnings (loss) before income (loss) from discontinued operations, net of tax, and before interest and taxes. The Company’s management uses Infineon EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports Infineon EBIT because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.
Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing.
Infineon EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the U.S. GAAP or IFRS amounts presented:

	3 months ended	For the years ended
in Euro million	Sep 30, 08	Sep 30, 07	Sep 30, 08
Net loss (US GAAP)	(763)	(368)	(3,122)
- Loss from discontinued operations, net of tax	519	296	2,987
- Income tax expense	26	69	61
- Interest expense (income), net	(2)	40	26

Total US GAAP Infineon EBIT	(220)	37	(48)

IFRS reconciliation differences	(40)	20	(4)

Total IFRS Infineon EBIT	(260)	57	(52)

Segment Profit
(According to IFRS — Preliminary and Unaudited)
We have defined Segment Profit as Operating Income (Loss) in accordance with IFRS, net of asset impairments, restructuring and other related closure costs, stock-based compensation expense, acquisition-related amortization and gains/losses, gains/losses on sales of assets, businesses, or interests in subsidiaries, and other income/expense, including litigation settlement costs. Gains/losses on sales of assets, businesses, or interests in subsidiaries, include, among others, gains or losses that may be realized from potential sales of Qimonda shares or other investments and activities.

	3 months ended	For the year ended
in Euro million	Sep 30, 08	Sep 30, 08
Operating loss	(249)	(27)
-Asset impairments	132	132
-Restructuring and other related closure costs	176	188
-Share-based compensation expense	1	5
-Acquisition-related amortization and losses	6	27
-Gains on sales of assets, businesses or interests in subsidiaries	(11)	(70)
-Other expense (income), net	4	3

Total Segment Profit	59	258

Segment Results
(According to IFRS — Preliminary and Unaudited)

	3 months	For the years ended
Revenue in Euro million	Sep 30, 08	Sep 30, 07	Sep 30, 08	+/- in %
Automotive, Industrial & Multimarket	767	3,017	2,963	(2)
Communication Solutions(1)	389	1,051	1,360	29
Other Operating Segments(2)	8	219	100	(54)
Corporate and Eliminations(3)	(11)	(213)	(102)	52

Total	1,153	4,074	4,321	6

	3 months	For the years ended
EBIT in Euro million	Sep 30, 08	Sep 30, 07	Sep 30, 08	+/- in %
Automotive, Industrial & Multimarket	47	291	315	8
Communication Solutions	(3)	(165)	(73)	56
Other Operating Segments	—	(12)	(3)	75
Corporate and Eliminations	(264)	(77)	(287)	---

Total US GAAP Infineon EBIT	(220)	37	(48)	---

IFRS reconciliation differences	(40)	20	(4)	---

Total IFRS Infineon EBIT	(260)	57	(52)	---

(1)	Includes sales of €1 million for the three months ended September 30, 2008, and of €30 million and €10 million for fiscal years ended September 30, 2007, and 2008, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes sales of €1 million for the three months ended September 30, 2008, and of €189 million and €79 million for fiscal years ended September 30, 2007 and 2008, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of sales of €2 million for the three months ended September 30, 2008, and of €219 million and €89 million for fiscal years ended September 30, 2007 and 2008, respectively, since these sales are not expected to be part of the Qimonda disposal plan.

Condensed Consolidated Balance Sheets
(According to IFRS — Preliminary and Unaudited)

in Euro million	Sep 30, 07	Sep 30, 08
Assets
Current assets:
Cash and cash equivalents	1,809	749
Available-for-sale financial assets	417	134
Trade and other receivables	1,138	799
Inventories	1,206	665
Income tax receivable	56	29
Other current financial assets	78	19
Other current assets	203	124
Assets classified as held for disposal	303	2,129

Total current assets	5,210	4,648

Property, plant and equipment	3,645	1,310
Goodwill and other intangible assets	334	443
Investments accounted for using the equity method	627	20
Deferred tax assets	588	400
Other financial assets	162	133
Other assets	33	28

Total assets	10,599	6,982

in Euro million	Sep 30, 07	Sep 30, 08
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities of long-term debt	336	207
Trade and other payables	1,347	506
Current provisions	533	424
Income tax payable	97	87
Other current financial liabilities	78	63
Other current liabilities	333	263
Liabilities associated with assets classified as held for disposal	129	2,123

Total current liabilities	2,853	3,673

Long-term debt	1,227	963
Pension plans and similar commitments	63	43
Deferred tax liabilities	81	19
Long-term provisions	44	27
Other financial liabilities	134	20
Other liabilities	193	76
Total liabilities	4,595	4,821
Shareholders’ equity:
Ordinary share capital	1,499	1,499
Additional paid-in capital	6,002	6,008
Accumulated deficit	(2,328)	(5,252)
Other components of equity	(129)	(164)

Total shareholders’ equity attributable to shareholders of Infineon Technologies AG	5,044	2,091

Minority interests	960	70

Total shareholders’ equity	6,004	2,161

Total liabilities and shareholders’ equity	10,599	6,982

Condensed Consolidated Statements of Cash Flows
(According to IFRS – Preliminary and Unaudited)

	For the years ended
in Euro million	Sep 30, 07	Sep 30, 08
Net cash provided by operating activities from continuing operations	256	580
Net cash provided by (used in) operating activities from dicontinued operations	995	(664)

Net cash provided by (used in) operating activities	1,251	(84)

Net cash used in investing activities from continuing operations	(48)	(665)
Net cash provided by (used in) investing activities from discontinued operations	(869)	3

Net cash used in investing activities	(917)	(662)

Net cash used in financing activities from continuing operations	(214)	(230)
Net cash provided by (used in) financing activities from discontinued operations	(311)	343

Net cash provided by (used in) financing activities	(525)	113

Net decrease in cash and cash equivalents	(191)	(633)

Effect of foreign exchange rate changes on cash and cash equivalents	(40)	(6)

Depreciation and amortization	632	571
Purchases of property, plant and equipment	(498)	(312)
Gross and Net Cash Position*
Infineon defines gross cash position as cash and cash equivalents and available-for-sale financial assets, and net cash position as gross cash position less short debt and current maturities of long-term debt, and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily current available-for-sale financial assets, which for IFRS purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the IFRS amounts presented:

*	Includes only amounts from continuing operations.

in Euro million	Sep 30, 07	Sep 30, 08
Cash and cash equivalents	1,809	749
Available-for-sale financial assets	417	134

Gross Cash Position	2,226	883

Less: Short-term debt and current maturities of long-term debt	336	207
Long-term debt	1,227	963

Net Cash Position	663	(287)

Free Cash Flow*
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of available-for-sale financial assets. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the condensed consolidated cash flow statements, without adjustment to the IFRS amounts presented:

*	Includes only amounts from continuing operations.

	For the years ended
in Euro million	Sep 30, 07	Sep 30, 08
Net cash provided by operating activities from continuing operations	256	580
Net cash used in investing activities from continuing operations	(48)	(665)
Thereof: Proceeds from sales of available-for-sale financial assets	(266)	(27)

Free Cash Flow	(58)	(112)

Infineon business highlights for the fourth quarter of the 2008 fiscal year
•	Infineon signed an agreement with STMicroelectronics and STATS ChipPAC, a leader in three-dimensional packaging solutions, for the joint development of a new embedded Wafer-Level Ball Grid Array (eWLB) technology. The partners are focusing on a successor to Infineon’s existing eWLB technology which provides packaging with a higher integration level and a greater number of contact elements.

•	AIM: Infineon reaffirmed its number-one market position in its power semiconductor and chip card businesses. According to the latest study of the global market research firm IMS Research, Infineon holds a market share of 9.7 percent in the U.S. dollar 13.6 billion market for discretes and modules for power electronics. According to Frost & Sullivan, Infineon had a 26.6 percent share of the total U.S. dollar 2.305 billion chip card IC market in the 2007 calendar year.

•	AIM: Infineon again received “Best Supplier” awards from several global players, honoring the company’s excellent quality and supply of products and services. Emerson, for example, a global leader in technology and engineering for network power and industrial automation, awarded its “Marquee Supplier Award” to Infineon. In addition, TridonicAtco, one of the world’s leading component manufacturers for innovative lighting solutions, honored Infineon with its ,,Excellent Supplier Award“.
Energy Efficiency
•	AIM: Infineon had major design wins for its power semiconductors and power modules in the area of renewable energy sources such as windmills and solar power plants. Organizations such as the Energy Information Administration (EIA) and Greenpeace, for example, project renewable energy sources to further increase their share in power generation within the electric supply chain as conventional sources get more expensive and are not favored due to their impact on the environment.

•	AIM: Infineon was selected as the sole supplier of power semiconductors for the next-generation seatbelt pretension system of the world’s largest automotive safety system supplier, Autoliv. With Infineon’s energy-saving NovalithIC, the car’s seatbelt pretension, the underlying technology of which was previously the exclusive preserve of pyrotechnics, can now be handled electrically.

Communications
•	COM: Infineon achieved another design win with its HSDPA mobile phone platform XMM™6080 and continued volume shipments of this platform to its two existing customers. In total, the company now has four customers for this platform.

•	COM: Infineon achieved its first design wins with its XMM™2130 single-chip EDGE platform. First samples of the company’s first platform produced in 65-nanometer were introduced in the fourth quarter. Volume shipments are expected for the second quarter of the 2009 fiscal year.

•	COM: Infineon introduced its XWAY™ARX100 family for router and Integrated Access Device (IAD) solutions. The first chip of this family, the XWAY™ARX168, is a single-chip ADSL2+ device with industry-first integrated Gigabit Ethernet support, advanced features to support Internet Protocol Television (IPTV), and full 11n wireless routing performance. Samples of the XWAY™ARX168 have been available since October 2008.
Security
•	AIM: With the introduction of its new authentication chip with counterfeit detection capability, Infineon is targeting the growing markets for batteries, printer cartridges, replacement parts, medical disposables, networking equipment, earphones, speakers, docking stations, and chargers. Featuring innovative asymmetric cryptography and integrated temperature sensors, the ORIGA chip helps protect against safety risks posed by unauthorized and untested products.

•	AIM: Infineon continued to hold a leading position in the growing contactless chip card market for identification and payment as well as in trusted computing applications. In the fourth quarter, the company expanded its leading position in digital identity documents in the public sector for applications such as national e-IDs, healthcare cards and e-passports. By the end of the 2008 calendar year, Infineon expects to have implemented projects in more than 60 countries in a market consisting of 140 million security controllers (source: Eurosmart). New EU programs and regulations such as EU health insurance or residence cards should further increase the market size in the future.

About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Infineon currently holds a 77.5 percent equity interest in Qimonda AG, a leading supplier of DRAM memory products. Qimonda is separately listed on the New York Stock Exchange under the ticker symbol “QI”.
DISCLAIMER
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments in the world semiconductor market, including the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, the ability of Qimonda to achieve cost savings and the success of any strategic initiatives it may undertake, and any potential disposal of our interest in Qimonda. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, the success of any corporate activities we may undertake with respect to our interest in Qimonda, as well as the other factors mentioned herein and those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on December 7, 2007. As a result, our actual results could differ materially from those contained in the forward-looking statements. Infineon does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX200812.016e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Ralph Driever	+49 89 234 29804	ralph.driever@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: December 4, 2008	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer